Darren K. DeStefano + 1 703 456 8034 ddestefano@cooley.com	VIA EDGAR

June 19, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Mary Beth Breslin

    Ms. Irene Paik

    Mr. Mark Brunhofer

    Ms. Mary Mast

Re:	Autolus Therapeutics Ltd.

    Amendment No. 2 to Registration Statement on Form F-1

    Filed June 8, 2018

    File No. 333-224720

Ladies and Gentlemen:

On behalf of our client, Autolus Therapeutics plc (formerly known as Autolus Therapeutics Limited) (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 15, 2018 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 filed with the Commission on May 7, 2018 (File No. 333-224720) as amended on May 10, 2018 and June 8, 2018 (as amended, the “Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Registration Statement and is filing via EDGAR Amendment No. 3 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) with this response letter. For the Staff’s reference, we are also delivering a clean copy of the Amended Registration Statement and a copy marked to show all changes from Amendment No. 2 to the Registration Statement filed on June 8, 2018.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended Registration Statement.

June 19, 2018

Amendment No. 2 to Form F-1 filed June 8, 2018

Summary Financial Data, page 17

1.	Please clarify what the current pro forma information under the Statement of Operations and Comprehensive Loss Data represents. In addition, given that under the corporate reorganization all issued equity shares of Autolus Limited convert on a 3.185-to-1 basis into shares of Autolus Therapeutics Limited stock, please revise your statement of operations and comprehensive loss data to provide additional pro forma share and per share information for both years presented that reflect the conversion ratio. This comment also applies to your Selected Financial Data on page 93.

Response to Comment 1

In response to the Staff’s comments, the Company has revised the presentation of its financial data and accompanying footnotes thereto on pages 18, 19 and 94 of the Amended Registration Statement.

Part II. Information Not Required in Prospectus

Item 7. Recent Sales of Unregistered Securities, page II-1

2.	Please tell us why your share option grants from July 3, 2014 through the date of the prospectus as disclosed on page II-2 declined from 4,365,562 in your previous amendment to 1,454,934 in this amendment.

Response to Comment 2

In response to the Staff’s comments, the Company has revised the disclosure on page II-2 of the Amended Registration Statement. The Company’s prior disclosure of its share option grants in its most recent amendment dated June 8, 2018 took into account the conversion ratio for the Company’s corporate reorganization.

3.	Please revise your disclosure throughout this item to clearly indicate that the share and per share information presented does not reflect the conversion ratio inherent in your corporate reorganization.

Response to Comment 3

In response to the Staff’s comments, the Company has revised the disclosure on page II-1 of the Amended Registration Statement.

Exhibits

4.	It is inappropriate to include assumptions in a legal opinion that are too broad, assume material facts underlying the opinion or any readily ascertainable facts. Please have counsel remove the assumptions in paragraph (f) and (l) of Schedule 1 in Exhibit 5.1, or tell us why they are necessary and appropriate.

June 19, 2018

Response to Comment 4

The Company is filing a revised legal opinion of Cooley (UK) LLP as Exhibit 5.1 to the Amended Registration Statement to address the Staff’s comment.

5.	Please file an opinion that does not include the qualification in paragraph (d) of Schedule 2 and that otherwise makes clear that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion.

Response to Comment 5

The Company is filing a revised legal opinion of Cooley (UK) LLP as Exhibit 5.1 to the Amended Registration Statement to address the Staff’s comment.

June 19, 2018

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Please direct any questions or comments concerning the Amended Registration Statement or this response letter to either the undersigned at +1 703 456 8034, Brian Leaf at +1 703 456 8053 or Courtney Thorne at + 1 617 937 2318.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	Christian Itin, Autolus Therapeutics plc

Brian F. Leaf, Cooley LLP

Courtney T. Thorne, Cooley LLP

Patrick O’Brien, Ropes & Gray LLP